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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                                 Final Amendment

                        Eagle Point Software Corporation
                                (Name of Issuer)

                        Eagle Point Software Corporation
                               JB Acquisitions LLC
                                  John F. Biver
                            Digital Canal Corporation
                                 Rodney L. Blum
                                Edward T. Graham
                       (Name of Persons Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    269824108
                      (CUSIP Number of Class of Securities)

             John F. Biver                              Rodney L. Blum
 President and Chief Executive Officer              Chief Executive Officer
   Eagle Point Software Corporation                Digital Canal Corporation
          4131 Westmark Drive                     2728 Asbury Road, Suite 400
       Dubuque, Iowa 52002-2627                       Dubuque, Iowa 52001
            (563) 556-8392                              (563) 690-2000



(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                    Copy To:

                            Steven J. Dickinson, Esq.
                              Dorsey & Whitney LLP
                              801 Grand, Suite 3900
                             Des Moines, Iowa 50309
                                 (515) 283-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.



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c.   / / A tender offer.

d.   / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /X/

                            CALCULATION OF FILING FEE

Transaction Valuation                                       Amount of Filing Fee
$22,795,298*                                                $4,560**

* Note: The Transaction Valuation is calculated by adding (x) the product of $6.40, the per share merger consideration, and 3,392,513, the aggregate number shares of Common Stock outstanding as of December 21, 2001 (other than shares owned by JB Acquisitions and its affiliates), and (y) $1,083,215, the aggregate amount paid to certain persons holding options to purchase shares of Common Stock in consideration of the cancellation of such options.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $4,560
Form or Registration No.:  Schedule 14A
Filing Party:  Eagle Point Software Corporation
Date Filed:  August 17, 2001

     This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being jointly filed by each of (i) Eagle Point Software Corporation, a Delaware corporation ("Eagle Point"), (ii) JB Acquisitions LLC, an Iowa limited liability company ("JB Acquisitions"), (iii) John F. Biver ("Biver"), (iv) Digital Canal Corporation, an Iowa corporation ("Digital Canal"), (v) Rodney L. Blum ("Blum") and (vi) Edward T. Graham ("Graham") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.

     On December 21, 2001, pursuant to an Agreement and Plan of Merger dated as of July 12, 2001 (the "Merger Agreement") by and among Eagle Point , JB Acquisitions and Talon Acquisition Corp., a Delaware corporation ("Talon"), Talon was merged with and into Eagle Point (the "Merger"), with Eagle Point as the surviving corporation. As a result, Eagle Point became a subsidiary of JB Acquisitions.

     On December 21, 2001 and immediately following the consummation of the Merger, pursuant to an Asset Purchase Agreement dated as of July 12, 2001 (the "Asset Purchase Agreement") by and among JB Acquisitions, Talon and Digital Canal, Digital Canal purchased from Eagle Point the operating assets of Eagle Point's Building Design and Construction Division and Structural Division for a total purchase price of $1,194,024.00 (including the assumption of certain liabilities).

     The information contained in this Transaction Statement concerning Eagle Point, JB Acquisitions, Talon, Biver, Digital Canal, Blum and Graham was supplied by Eagle Point, JB Acquisitions, Eagle Point, Biver, Digital Canal, Blum and Graham, respectively. No party to this Transaction Statement takes responsibility for the accuracy of the information provided by any other party to this Transaction Statement.


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Dated:  December 28, 2001
                                    SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   EAGLE POINT SOFTWARE CORPORATION

                                   By:  /s/ John F. Biver
                                           -------------------------------
                                   Name:  John F. Biver
                                   Title: President and Chief Executive Officer

                                   JB ACQUISITIONS LLC

                                   By:  /s/ John F. Biver
                                           -------------------------------
                                   Name:  John F. Biver
                                   Title: Manager

                                   JOHN F. BIVER

                                   By:  /s/ John F. Biver
                                           -------------------------------



                                   DIGITAL CANAL CORPORATION

                                   By:  /s/ Rodney L. Blum
                                           -------------------------------
                                   Name:  Rodney L. Blum
                                   Title: Chief Executive Officer


                                   RODNEY L. BLUM

                                   By:  /s/ Rodney L. Blum
                                           -------------------------------


                                   EDWARD T. GRAHAM

                                   By:  /s/ Edward T. Graham
                                           -------------------------------